VIA EDGAR

July 7, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenn Do

Kevin Vaughn

Re:	Poseida Therapeutics, Inc.

Form 10-K for the fiscal year ended December 31, 2022

Filed March 9, 2023

File No. 001-39376

Dear Ms. Do and Mr. Vaughn:

Poseida Therapeutics, Inc. (the “Company”, “we”, “our”) sets forth below its response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in your letter dated June 22, 2023, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed on March 9, 2023. To facilitate the Staff’s review, we have included in bold italics below the Staff’s comments.

Form 10-K for the fiscal year ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 111

Results of Operations, page 119

We note from page 119 that research and development (R&D) expenses attributable to Clinical stage programs accounts for approximately one-third of total R&D expense for the two annual periods presented. These clinical stage programs are represented by two programs in 2021 and four programs in 2022. We also note the following from your response letter dated May 27, 2020: “Going forward as the Company’s other programs, such as its Allogeneic program, Dual CAR Allogenic program or Gene Therapy program enter the clinic, the Company respectfully advises the Staff that it plans on further breaking out its external clinical stage program costs for investors by program at that time.” Accordingly, please provide us with your proposed disclosure revisions to break out such clinical stage program costs by program in your next Form 10-Q as committed to in your earlier response letter.

Response

The Company acknowledges the Staff’s comments and in future filings with the SEC the Company intends to provide additional specificity regarding research and development expenses attributable to its clinical stage programs incurred during each period presented. The Company initially anticipates providing research and development expenses on a program-by-program basis. However, as we continue advancing our allogeneic programs and wind-down our autologous programs and the aggregate amount of expenses for such autologous programs becomes immaterial, we plan to present research and development expenses attributable to such autologous programs on a consolidated basis. We believe this format of presentation will be consistent with the manner in which our board of directors and management evaluates our financial and operating results and will enable investors to evaluate our financial and operating results similarly.

9390 Towne Centre Drive, Suite 200 • San Diego, CA 92121 • www.poseida.com

The Company will include tables similar to the following in the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. As we have not finalized the quarter ended June 30, 2023, we have omitted the form of the narrative disclosures accompanying the research and development expenses tables from this letter but the narrative disclosures we include in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 to be filed with the SEC will separately quantify research and development expenses on a program-by-program basis.

Research and Development Expenses

The following table summarizes our research and development expenses (in thousands):

	Three Months Ended June 30,
	2023	2022		Change
External costs:
Clinical stage programs:
Allogeneic programs:
P-BCMA-ALLO1	$	$		$
P-MUC1C-ALLO1

Total allogeneic programs
Autologous programs:
P-BCMA-101
P-PSMA-101

Total autologous programs

Total clinical stage programs	$		$8,628	$

Preclinical stage programs and other unallocated expenses			7,759
Internal costs:
Personnel			14,844
Facilities and other			3,777

Total research and development expenses	$		$35,008	$

Research and Development Expenses

The following table summarizes our research and development expenses (in thousands):

	Six Months Ended June 30,
	2023	2022		Change
External costs:
Clinical stage programs:
Allogeneic programs:
P-BCMA-ALLO1	$	$		$
P-MUC1C-ALLO1

Total allogeneic programs
Autologous programs:
P-BCMA-101
P-PSMA-101

Total autologous programs

Total clinical stage programs	$		$31,656	$

Preclinical stage programs and other unallocated expenses			15,822
Internal costs:
Personnel			29,409
Facilities and other			6,971

Total research and development expenses	$		$83,858	$

9390 Towne Centre Drive, Suite 200 • San Diego, CA 92121 • www.poseida.com

Please advise us if we can provide any further information or assistance to facilitate your review. Please also direct any further comments or questions regarding this letter to the undersigned at (858) 779-3104 or jmylet@poseida.com.

Very truly yours,

/s/ Johanna Mylet
Johanna Mylet
Chief Financial Officer

cc:	Mark J. Gergen, President and Chief Executive Officer, Poseida Therapeutics, Inc.

Harry J. Leonhardt, General Counsel and Chief Compliance Officer, Poseida Therapeutics, Inc.

Thomas A. Coll, Cooley LLP

Edmond J. Lay, Cooley LLP

9390 Towne Centre Drive, Suite 200 • San Diego, CA 92121 • www.poseida.com